

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 17, 2010

Mr. Scott Yetter
Chief Executive Officer
Voxware, Inc.
300 American Metro Blvd., Suite 155
Hamilton, NJ 08619

> **Re:** **Voxware, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 1, 2010**
> **File No. 000-21413**

Dear Mr. Yetter:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Special Counsel